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January 16, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mailstop 3720

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Re:	Switch and Data, Inc.
Registration Statement on Form S-1
(File No. 333-137607)

Gentlemen:

On behalf of our client, Switch and Data, Inc. (the “Company”), and in connection with the Company’s pending Registration Statement on Form S-1 (File No. 333-137607) under the Securities Act of 1933, as amended (the “Act”), referenced above that was initially filed on September 27, 2006 (the “Registration Statement”), and amended on November 9, 2006 by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and amended on December 20, 2006 (“Amendment No. 2”), we are filing by EDGAR transmission Amendment No. 3 to the Registration Statement (“Amendment No. 3”), together with certain exhibits not previously filed (the “Additional Exhibits”).

To expedite your review, we have enclosed with the by-hand copy of this letter five clean and marked copies of Amendment No. 3, together with the Additional Exhibits, with the marked copies showing changes from Amendment No. 2 filed on December 20, 2006.

Amendment No. 3 includes additions and changes made in response to the comments set forth in the letter addressed to the Company dated December 29, 2006, from Assistant Director Larry Spirgel (the “Third Comment Letter”), together with certain other revisions. In addition to the responses to the Third Comment Letter, the Company has made certain updating, conforming, correcting and stylistic changes.

Securities and Exchange Commission

January 16, 2007

The bulk of this letter responds to the comments in the Third Comment Letter. The headings and numbering correspond to those set forth in the Third Comment Letter. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comments set forth in the Third Comment Letter are repeated below in italics with the Company’s response to each comment set forth immediately following each comment. Unless otherwise indicated, references in the responses below to page numbers refer to the page numbers of Amendment No. 3.

Third Comment Letter

Risk Factors, page 9

We may face litigation with certain of our stockholders, page 20

1.	We note the first sentence of this risk factor which indicates that the company was sued several years ago by certain stockholders. Clarify whether these suits are still pending and, if so, what specific issues are still in dispute. If the suits are still pending, tell us why no disclosure is included under the “legal proceedings” section. Clarify whether all investors who signed the investor agreement may oppose the merger and exercise appraisal rights.

Response

In response to the first comment set forth above, we respectfully inform the Staff that the Company was sued in 2003 by certain stockholders in an action filed in the Court of Chancery of the State of Delaware captioned Taub v. Luby, C.A. No. 20183 (the “Action”). The Action is no longer pending and was settled in full pursuant to an Agreement of Settlement and Release entered into in March 2003. As a result, the Action is not referenced in the “Legal Proceedings” section of the prospectus. In response to the last comment set forth above, we respectfully inform the Staff, the Company believes that it will obtain requisite stockholder approval for the merger as required by the Company’s Fourth Amended and Restated Investors Agreement, as amended to date (the “Investors Agreement”). Once obtained, all investors that are a party to the Investors Agreement agree to take all actions as may be reasonably required in connection with the consummation of the merger, including voting for and consenting to the merger. Additionally, all investors that are a party to the Investors Agreement have agreed to waive any rights of appraisal with respect to capital stock of the Company required to be tendered in connection with the merger.

Underwriting, page 105

2.	We note your response to prior comment 8. In light of your response, tell us why the shares offered through the directed share program are being offered on a firm commitment basis. It would appear that as a result of the indemnification provisions the underwriter is not at risk for the shares sold through the directed share program following the closing of the offering.

Securities and Exchange Commission

January 16, 2007

Response

In response to the comment set forth above, the Company respectfully submits that the indemnity feature of the directed share program (the “DSP”) should not result in a recharacterization of the offering of the shares in the DSP as other than a firm commitment offering. The Company bases this conclusion on the fact that it is not a condition to the designated underwriter’s obligation to purchase the shares being underwritten that all DSP participants pay for and accept delivery of the DSP shares. Under the terms of the underwriting agreement, if the other conditions to the closing of the offering are satisfied, the underwriters will be obligated to purchase all shares being offered, including the shares in the DSP, whether or not the DSP shares are subsequently purchased by a DSP participant. Put another way, the underwriter coordinating the designated share program does not have the option not to purchase the shares in the DSP (an underwriting “out”) if a DSP participant fails to purchase shares allocated to it. The Company respectfully submits that an option not to purchase the shares being offered if resale cannot be completed (which is not present in the DSP) is the fundamental feature of a “best efforts” offering. In addition, if DSP participants fail to purchase shares allocated to them, the Company would expect that the designated underwriter would seek to resell such shares into the market. In this scenario, the indemnified loss would be measured by the difference between the public offering price and the actual resale price, a very different outcome than would occur in a “best efforts” offering where a buyer failed to accept delivery of shares. Finally, we note that the number of shares set aside for the DSP will be no more than 5% of the total number of shares offered in the initial public offering, which is common in initial public offerings and, accordingly, do not believe that any indemnity obligation related to the DSP would be material to the Company.

Executive Compensation, page 85

3.	Please note that in your next amendment the company must present executive compensation information for 2006 and that the information must be presented under the new executive compensation rules.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Compensation Discussion and Analysis” on page 85 to include the executive compensation information for 2006 as required under the new executive compensation rules. The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of a preliminary prospectus.

Securities and Exchange Commission

January 16, 2007

Switch & Data Facilities Company Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

4.	Please refer to prior comment 9. Tell us in detail about the redemption features of your Series C Redeemable Preferred Stock. We may have additional comments.

Response

In response to the comment set forth above, we respectfully inform the Staff that when the Certificate of Designations of the Company’s Series C Redeemable Preferred Stock (the “Series C”) was originally issued in 2001, the Series C was redeemable under certain contingent mandatory redemption events. These events included an IPO with proceeds of at least $50 million, a change in control, and a sale of substantially all of the Company’s assets. Because there was no date certain associated with these events, they did not result in classification as a liability under SFAS 150. The Series C was recorded outside of permanent equity, however, because it is redeemable under certain events and these events are outside the control of the Company.

In 2003, the Company completed an additional round of financing when it sold Series D Redeemable Preferred Stock. In connection with such financing, the holders of Series C relinquished the redemption rights described above and entered into The Investors Agreement. This amended and restated investor agreement stipulates that upon the occurrence of an IPO Restructure Merger (as defined in the Investors Agreement), the Company must issue common stock and effectively redeem the Series C. The number of common shares that would be required to be delivered to the holders of the Series C upon the IPO Restructure Merger is based on the enterprise value of the Company at the time of the IPO Restructure Merger. Based upon the estimated enterprise value of the Company at each period end, there would not be sufficient shares authorized to complete the conversion. Accordingly, the Company would be required to obtain board and stockholder approval to increase the Company’s authorized shares in order to settle the rights of the Series C holders. Because the Company is unable to conclude that it is probable that approval would be obtained to provide for a sufficient number of shares, settlement of rights of Series C holders and effective redemption is not within the control of the Company.

Furthermore, under certain circumstances, the holders of the Series C can be compelled to accept (1) cash, (2) assets of the Company or (3) equity in the Company or successor, in lieu of their Series C holdings. These circumstances include an IPO Restructure Merger for which the Series C holders are collectively entitled to receive an Interim Preference Amount and, after payment of the Series D preferences, to participate in distributions with various junior classes of securities, up to the Liquidation Preference Amount. Accordingly, in addition to the inability to conclude that sufficient shares would exist to complete the transaction noted in the previous paragraph, the Company believes that the Series C should be classified outside permanent equity and in the mezzanine section of the balance sheet given the provisions and features noted in this paragraph being outside the control of the Company.

Please direct any questions or comments with respect to the foregoing to the undersigned at the address set forth at the top of this letter or at (813) 227-8500.

We will appreciate your acknowledging receipt of this letter and its enclosures by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

Securities and Exchange Commission

January 16, 2007

Very truly yours,

HOLLAND & KNIGHT

/s/ Robert J. Grammig

DAD/ccm

Enclosures

cc: Mr. George Pollock, Switch and Data, Inc.

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP